Contact

www.linkedin.com/in/j-c-reifenberg-898b703a5 (LinkedIn)

Top Skills

Business Ownership

Entrepreneurship

J.C. Reifenberg

President, Absolute Value Pictures

Los Angeles, California, United States

Experience

Scum & Villainy Cantina

Creator, CEO

June 2016 - Present (9 years 9 months)

Los Angeles, California, United States

Creator and Operator of Scum and Villainy Cantina

Absolute Value Pictures

President

January 2015 - Present (11 years 2 months)

Los Angeles, California, United States

Film, Video, and commercial production.

Education

University of Miami

Bachelor of Science - BS, Motion Pictures · (August 1999 - May 2003)